Filing by Wells Fargo Funds Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934. Subject company: Evergreen Equity Trust (SEC File Nos. 333-37453); Evergreen Fixed Income Trust (SEC File Nos. 333-37443); Evergreen International Trust (SEC File Nos. 333-42195); Evergreen Municipal Trust (SEC File Nos. 333-36033); Evergreen Select Equity Trust (SEC File Nos. 333-36047); Evergreen Select Fixed Income Trust (333-36019); Wells Fargo Funds Trust (SEC File Nos. 333-74295);

Wells Fargo Advantage Funds [logo]

Evergreen InvestmentsSM [logo]

Product Alert

Intergration Update

April 21, 2010

Proposed Reorganizations and Mergers of Wells Fargo Advantage and Evergreen Long-Term Funds: Frequently Asked Questions

Four definitive prospectus/proxy statements that propose the mergers and reorganizations of certain Wells Fargo Advantage and Evergreen long-term mutual funds were filed with the Securities and Exchange Commission (SEC) on April 21, 2010. The proxies seek shareholder approval for the merger of 17 Evergreen Funds and 11 Wells Fargo Advantage Funds® into 20 acquiring Wells Fargo Advantage Funds and the reorganizations of 22 Evergreen Funds as newly created Wells Fargo Advantage Funds. The proposed Fund mergers and reorganizations are expected to be nontaxable events for U.S. federal income tax purposes.

The prospectus/proxy statements are among a total 11 proxy statements expected to be filed with the SEC by April 2010 as part of an overall plan to reorganize the Evergreen Funds into the Wells Fargo Advantage Funds family.

The following questions and answers are intended for shareholders and investment professionals who have questions about these proposed mergers and reorganizations.

Overview

Which long-term fund merger proposals are shareholders being asked to vote on at a special meeting on June 8, 2010?

Shareholders are being asked to approve the merger of their target Fund (as indicated in the table below) into an acquiring Wells Fargo Advantage Fund. In each merger, the target Fund will transfer all of its assets and liabilities to a corresponding acquiring Fund in exchange for shares of the same or a comparable class of the acquiring Fund. Immediately after the closing of the merger, shareholders will hold the shares of an acquiring Fund with a total dollar value equal to the total dollar value of the shares of the target Fund that they held before the closing. The target Funds and the corresponding acquiring Funds are listed in the table below:

Fund Mergers Subject to Shareholder Approval

Target (Merging) Funds	Acquiring Fund	Acquiring Fund Portfolio Managers	Anticipated Effective Date (Close of Business)
Evergreen California Municipal Bond Fund	Wells Fargo Advantage California Tax-Free Fund	Stephen Galiani Adrian Van Poppel Wells Capital Management	July 9, 2010
Evergreen Disciplined Value Fund Wells Fargo Advantage Equity Income Fund Wells Fargo Advantage U.S. Value Fund	Wells Fargo Advantage Disciplined Value Fund[1]	Bill Zieff Wells Capital Management	July 16, 2010
Evergreen Emerging Markets Growth Fund Wells Fargo Advantage Emerging Markets Equity Fund	Wells Fargo Advantage Emerging Markets Equity Fund[1]	Jerry Zhang Wells Capital Management	July 16, 2010
Evergreen Equity Income Fund Wells Fargo Advantage Specialized Financial Services Fund	Wells Fargo Advantage Classic Value Fund[1]	Walter McCormick Gary Mishuris Wells Capital Management	July 16, 2010
Evergreen Equity Index Fund	Wells Fargo Advantage Index Fund	Bill Zieff Wells Capital Management	July 16, 2010
Evergreen Fundamental Mid Cap Value Fund	Wells Fargo Advantage Mid Cap Disciplined Fund[2]	Jim Tringas Bryant VanCronkhite Wells Capital Management	July 16, 2010
Evergreen Golden Large Cap Core Fund Wells Fargo Advantage Large Company Core Fund	Wells Fargo Advantage Large Cap Core Fund[1]	Jeff Moser Golden Capital Management	July 16, 2010
Evergreen High Income Municipal Bond Fund Evergreen Municipal Bond Fund	Wells Fargo Advantage Municipal Bond Fund	Lyle Fitterer Robert Miller Mathew Kiselak Wells Capital Management	July 9, 2010
Evergreen Intermediate Municipal Bond Fund	Wells Fargo Advantage Intermediate Tax/AMT-Free Fund	Lyle Fitterer Robert Miller Mathew Kiselak Wells Capital Management	July 9, 2010
Evergreen International Equity Fund	Wells Fargo Advantage International Core Fund[3]	Francis Claro Wells Capital Management	July 16, 2010
Evergreen Large Company Growth Fund Wells Fargo Advantage Large Company Growth Fund	Wells Fargo Advantage Premier Large Company Growth Fund[1]	Aziz Hamzaogullari Wells Capital Management	July 16, 2010
Evergreen Mid Cap Growth Fund	Wells Fargo Advantage Mid Cap Growth Fund	Cam Philpott Stuart Roberts Wells Capital Management	July 16, 2010
Evergreen Short-Intermediate Municipal Bond Fund	Wells Fargo Advantage Short-Term Municipal Bond Fund	Lyle Fitterer Wendy Casetta Wells Capital Management	July 9, 2010
Evergreen Small Cap Value Fund Evergreen Special Values Fund	Wells Fargo Advantage Special Small Cap Value Fund[1]	Jim Tringas Wells Capital Management	July 16, 2010
Evergreen U.S. Government Fund	Wells Fargo Advantage Government Securities Fund	Michael Bray Jay Mueller Wells Capital Management	July 9, 2010
Wells Fargo Advantage Aggressive Allocation Fund	Wells Fargo Advantage Growth Balanced Fund	Multiple subadvisors	July 16, 2010
Wells Fargo Advantage Growth Equity Fund	Wells Fargo Advantage Diversified Equity Fund	Multiple subadvisors	July 16, 2010
Wells Fargo Advantage Large Cap Appreciation Fund	Wells Fargo Advantage Capital Growth Fund	Tom Pence Michael Harris Wells Capital Management	July 16, 2010
Wells Fargo Advantage Stable Income Fund	Wells Fargo Advantage Ultra Short-Term Income Fund	Jay Mueller D. James Newton II Tom Price Wells Capital Management	July 9, 2010
Wells Fargo Advantage Strategic Income Fund	Wells Fargo Advantage High Income Fund	Tom Price Kevin Maas Michael Schueller Wells Capital Management	July 9, 2010

1. This Fund will be newly created in order to receive the assets of the target fund(s) upon completion of the merger.

2. The Wells Fargo Advantage Mid Cap Disciplined Fund will be renamed the Wells Fargo Advantage Special Mid Cap Value Fund following the merger and is expected to make certain changes to its principal investments at that time.

3. The Wells Fargo Advantage International Core Fund will be renamed the Wells Fargo Advantage International Equity Fund following the merger and is expected to make certain changes to its principal investments at that time.

Which long-term Evergreen Fund reorganization proposals are shareholders being asked to vote on at a special meeting on June 8, 2010?

Shareholders are being asked to approve the reorganization of their target Fund (as indicated in the table below) into a newly created Wells Fargo Advantage Fund. In each reorganization, the target Fund will transfer all of its assets and liabilities to a corresponding newly created acquiring Wells Fargo Advantage Fund in exchange for shares of the same or a comparable class of the acquiring Fund. Immediately after the reorganization, shareholders will hold the shares of an acquiring Fund with a total dollar value equal to the total dollar value of the shares of the target Fund that they held before the closing. (These reorganizations are described in combined prospectus/proxy statements as “shell” reorganizations.) The current Evergreen Funds and proposed new Wells Fargo Advantage Funds are listed in the following table:

Fund Reorganizations Subject to Shareholder Approval

Current Evergreen Fund	New Wells Fargo Advantage Fund Name	Portfolio Manager	Anticipated Effective Date (Close of Business)
Evergreen Adjustable Rate Fund	Wells Fargo Advantage Adjustable Rate Government Fund	Richard Applebach Christopher Y. Kauffman Wells Capital Management	July 9, 2010
Evergreen Diversified Capital Builder Fund	Wells Fargo Advantage Diversified Capital Builder Fund	Margie Patel Wells Capital Management	July 9, 2010
Evergreen Diversified Income Builder Fund	Wells Fargo Advantage Diversified Income Builder Fund	Margie Patel Wells Capital Management	July 9, 2010
Evergreen Enhanced S&P 500® Fund	Wells Fargo Advantage Disciplined U.S. Core Fund	Bill Zieff Wells Capital Management	July 16, 2010
Evergreen Fundamental Large Cap Fund	Wells Fargo Advantage Core Equity Fund	Walter McCormick Emory Sanders Wells Capital Management	July 16, 2010
Evergreen Global Large Cap Equity Fund	Wells Fargo Advantage Disciplined Global Equity Fund	Bill Zieff Wells Capital Management	July 16, 2010
Evergreen Global Opportunities Fund	Wells Fargo Advantage Global Opportunities Fund	Francis Claro Jim Tringas Wells Capital Management	July 16, 2010
Evergreen Golden Core Opportunities Fund	Wells Fargo Advantage Small/Mid Cap Core Fund	John Campbell Golden Capital Management	July 16, 2010
Evergreen Growth Fund	Wells Fargo Advantage Traditional Small Cap Growth Fund	Jeff Drummond Linda Freeman Paul Carder Jeffrey Harrison Edward Rick Wells Capital Management	July 16, 2010
Evergreen Health Care Fund	Wells Fargo Advantage Health Care Fund	Robert Junkin Wells Capital Management	July 16, 2010
Evergreen High Income Fund	Wells Fargo Advantage High Yield Bond Fund	Niklas Nordenfelt Philip Susser Wells Capital Management	July 9, 2010
Evergreen International Bond Fund	Wells Fargo Advantage International Bond Fund	Anthony Norris Peter Wilson Michael Lee Alex Perrin First International Advisors	July 9, 2010
Evergreen Intrinsic Value Fund	Wells Fargo Advantage Intrinsic Value Fund	Howard Gleicher Gary Lisenbee David Graham Jeffrey Peck Metropolitan West Capital Management	July 16, 2010
Evergreen Intrinsic World Equity Fund	Wells Fargo Advantage Intrinsic World Equity Fund	Howard Gleicher Gary Lisenbee David Graham Jeffrey Peck Metropolitan West Capital Management	July 16, 2010
Evergreen North Carolina Municipal Bond Fund	Wells Fargo Advantage North Carolina Tax-Free Fund	Mathew Kiselak Robert Miller Wells Capital Management	July 9, 2010
Evergreen Omega Fund	Wells Fargo Advantage Omega Growth Fund	Aziz Hamzaogullari Wells Capital Management	July 16, 2010
Evergreen Pennsylvania Municipal Bond Fund	Wells Fargo Advantage Pennsylvania Tax-Free Fund	Mathew Kiselak Robert Miller Wells Capital Management	July 9, 2010
Evergreen Precious Metals Fund	Wells Fargo Advantage Precious Metals Fund	Michael Bradshaw Wells Capital Management	July 16, 2010
Evergreen Small-Mid Growth Fund	Wells Fargo Advantage Growth Opportunities Fund	Cam Philpott Stuart Roberts Wells Capital Management	July 16, 2010
Evergreen Strategic Growth Fund	Wells Fargo Advantage Strategic Large Cap Growth Fund	Shannon Reid David Chow Jay Zelko Wells Capital Management	July 16, 2010
Evergreen Strategic Municipal Bond Fund	Wells Fargo Advantage Strategic Municipal Bond Fund	Lyle Fitterer Mathew Kiselak Wells Capital Management	July 9, 2010
Evergreen Utility and Telecommunications Fund	Wells Fargo Advantage Utility and Telecommunications Fund	Tim O'Brien Crow Point Partners	July 16, 2010

Will the proposed mergers or reorganizations result in any federal tax liability for shareholders?

No. Each proposed merger and reorganization is expected to be a nontaxable event for U.S. federal income tax purposes.

Have the Boards of Trustees of Wells Fargo Advantage Funds and the Evergreen Funds approved these proposals?

Yes. The Boards have unanimously agreed that these mergers and reorganizations are in the Funds’ best interests and recommend that shareholders cast a favorable vote.

Why have the Boards recommended that shareholders vote in favor of the mergers?

Among the factors the Boards considered in recommending these mergers were the following:

The investment objectives and principal investment strategies of the target and acquiring Funds are similar.

Shareholders will not incur any sales charges or similar transaction charges or bear any direct expenses in connection with the mergers.

The combined Funds are expected to have enhanced viability due to a larger asset base, which creates the possibility of achieving economies of scale.

Each proposed merger is expected to be a nontaxable event for U.S. federal income tax purposes.

Why have the Boards recommended that shareholders vote in favor of the reorganizations?

The Boards approved the reorganizations of certain Evergreen Funds as Wells Fargo Advantage Funds after a thoughtful and thorough evaluation of each fund family and the investment landscape as a whole, including the following factors:

Asset size

Expenses

Manager tenure and experience

Performance track record

Differentiation of investment style

Addition of product offerings that didn’t exist before in the Wells Fargo Advantage Funds family

The investment process of the Evergreen Funds being reorganized will remain largely unchanged, and the Funds will retain their historical performance records, although fees, expenses, and share class features will be brought more closely in line with those of Wells Fargo Advantage Funds. The addition of these Funds to the Wells Fargo Advantage Funds lineup broadens the overall product range and expands fund choices for investors.

What is the timeline for the mergers and reorganizations?

Time Frame	Event
March 10, 2010	Record date for special shareholder meetings.
April 2010	Proxy materials will be mailed to shareholders of record as of March 10, 2010.
June 8, 2010

Scheduled date of the special shareholder meeting. For shareholders who will not attend the meeting in person, proxy voting instructions must be received prior to the meeting. The meeting will be held at 10 a.m., Pacific Time, at 525 Market Street, 12th Floor, San Francisco, California.

July 9 and July 16, 2010	If approved by shareholders, the reorganizations will occur on or about July 9 and July 16, 2010, at the close of business.

A proxy vote allows record-date fund shareholders to cast a vote without attending the shareholder meeting on June 8, 2010.

Who is entitled to vote?

Shareholders who owned shares of the target Funds on the record date, which is March 10, 2010, and who have the authority to vote their shares will receive proxy materials and are encouraged to cast their vote. Shareholders of record are entitled to one vote for each whole share and a fractional vote for each fractional share of the Fund that they owned on the record date.

What methods can be used to vote?

Shareholders may vote in any of the following ways:

Signing and returning the proxy ballot by mail prior to the shareholder meeting.

Calling the toll-free number listed on their proxy ballot. To vote by telephone, shareholders will need the control number printed on the ballot.

Going online to the Web site listed on their proxy ballot and following the instructions. To vote online, shareholders will need the control number printed on the ballot.

Personally attending and voting at the shareholder meeting on June 8, 2010.

Will shareholders receive a confirmation when they have completed voting their proxy?

Shareholders will not receive a confirmation if they send their proxy vote by mail. They may call the proxy solicitation firm, The Altman Group, at 1-800-499-8519 from 9 a.m. to 11 p.m. Eastern Time, Monday through Friday, to confirm receipt of their mailed ballot. Shareholders will receive a confirmation if they vote by telephone with the proxy solicitor. If they vote online, they will be able to print a confirmation of their proxy vote or request an e-mail confirmation.

What if shareholders of a certain Fund do not approve the merger of that Fund?

If this occurs, the merger will not take place for that Fund, and the Boards of Trustees will determine an appropriate course of action.

Proxy Solicitation Process

How can shareholders vote over the phone?

Shareholders who want to vote over the phone should call or be transferred to The Altman Group, a proxy solicitation firm that was hired for this proxy solicitation process, at 1-800-499-8519 from 9 a.m. to 11 p.m. Eastern Time, Monday through Friday. The Altman Group may transfer shareholders to Evergreen InvestmentsSM or Wells Fargo Advantage Funds if it receives questions it is unable to answer, such as questions about specific accounts. Shareholders can also vote using the automated phone service by calling the toll-free number listed on their proxy ballot. They may vote online by following the instructions provided on their proxy ballot.

If shareholders approve the proposals, when will the mergers and reorganizations take effect?

Upon shareholder approval, the mergers and reorganizations of the fixed-income Funds are expected to become effective after close of business on July 9, 2010. Upon shareholder approval, the mergers and reorganizations of the equity and asset allocation Funds are expected to become effective after close of business on July 16, 2010. For further information about the specific date of a Fund’s merger or reorganization, please refer to the tables on pages 1–5.

Will anyone call shareholders regarding these proxies?

An independent proxy solicitor, The Altman Group, may contact shareholders regarding these proxies.

Who is paying for the proxy solicitation?

Wells Fargo Funds Management, LLC, Evergreen Investments Management Company, LLC, or one of their affiliated companies will pay for all expenses incurred for the proxy solicitation. The expenses will not be charged to the Funds or to the Funds’ shareholders.

Whomcan shareholders call for additional information?

If shareholders have questions about the proxy materials or the proposals, they may call their relationship manager, investment professional, Evergreen Investments at 1-800-343-2898 from 9 a.m. to 6 p.m. Eastern Time, Monday through Friday, or Wells Fargo Advantage Funds at

1-800-222-8222 (24 hours a day, 7 days a week). If they have any questions about how to vote, they may call the proxy solicitor, The Altman Group, at 1-800-499-8519 from 9 a.m. to 11 p.m. Eastern Time, Monday through Friday.

Reorganization Process

Can shareholders exchange or redeem their shares before the proposed merger takes place?

Yes. Shareholders may exchange their shares for shares of another Fund within their current Fund family, or redeem their shares, at any time before the proposed merger or reorganization takes place. If shareholders choose to do so, their request will be treated as a normal exchange or redemption of shares and may be a taxable transaction or subject to any applicable deferred sales charges or redemption fees. Shareholders may also make subsequent purchases of shares of their Funds prior to the proposed mergers and reorganizations.

What will happen to the price of the acquiring Fund on the day of the proposed merger?

The price of the acquiring Fund will be impacted by the performance of the securities in its portfolio on the date of the reorganization. However, the proposed reorganization by itself will not affect the share price of the acquiring Fund.

What share classes will current Wells Fargo Advantage Funds shareholders own after the proposed mergers of their target Fund into an acquiring Wells Fargo Advantage Fund?

In most cases, current Wells Fargo Advantage Funds shareholders will receive the same share class of the acquiring Wells Fargo Advantage Fund that they hold today. Exceptions are noted in the following table:

Shareholders who own this target Wells Fargo Advantage Fund:	In this share class:	Will receive this acquiring Wells Fargo Advantage Fund:	In this share class:
Wells Fargo Advantage Equity Income Fund	B	Wells Fargo Advantage Disciplined Value Fund	A
Wells Fargo Advantage Growth Equity Fund	Institutional	Wells Fargo Advantage Diversified Equity Fund	Administrator
Wells Fargo Advantage Large Cap Appreciation Fund	B	Wells Fargo Advantage Capital Growth Fund	A
Wells Fargo Advantage Large Company Core Fund	B	Wells Fargo Advantage Large Cap Core Fund	A
Wells Fargo Advantage Stable Income Fund	B	Wells Fargo Advantage Ultra Short-Term Income Fund	A
Wells Fargo Advantage U.S. Value Fund	B	Wells Fargo Advantage Disciplined Value Fund	A

What share classes will current Evergreen Funds shareholders own after the proposed merger or reorganization of their target Fund into an acquiring Wells Fargo Advantage Fund?

Shareholders who own this target Evergreen Fund:	In this share class:	Will receive this acquiring Wells Fargo Advantage Fund:	In this share class:
Evergreen Adjustable Rate Fund	A	Wells Fargo Advantage Adjustable Rate Government Fund	A
	B		B
	C		C
	I		Institutional
	IS		A (load waived)
Evergreen California Municipal Bond Fund	A	Wells Fargo Advantage California Tax-Free Fund	A
	B		B
	C		C
	I		Administrator
Evergreen Disciplined Value Fund	A	Wells Fargo Advantage Disciplined Value Fund	A
	B		A
	C		C
	I		Administrator
Evergreen Diversified Capital Builder Fund	A	Wells Fargo Advantage Diversified Capital Builder Fund	A
	B		B
	C		C
	I		Institutional
Evergreen Diversified Income Builder Fund	A	Wells Fargo Advantage Diversified Income Builder Fund	A
	B		B
	C		C
	I		Institutional
Evergreen Emerging Markets Growth Fund	A	Wells Fargo Advantage Emerging Markets Equity Fund	A
	B		B
	C		C
	I		Administrator
Evergreen Enhanced S&P 500 Fund	A	Wells Fargo Advantage Disciplined U.S. Core Fund	A
	B		A
	C		C
	I		Administrator
	IS		A (load waived)
Evergreen Equity Income Fund	A	Wells Fargo Advantage Classic Value Fund	A
	B		B
	C		C
	I		Administrator
	R		R
Evergreen Equity Index Fund	A	Wells Fargo Advantage Index Fund	A
	B		B
	C		C
	I		Administrator
	IS		A
Evergreen Fundamental Large Cap Fund	A	Wells Fargo Advantage Core Equity Fund	A
	B		B
	C		C
	I		Administrator
Evergreen Fundamental Mid Cap Value Fund	A	Wells Fargo Advantage Mid Cap Disciplined Fund[1]	A
	B		A
	C		C
	I		Institutional
Evergreen Global Large Cap Equity Fund	A	Wells Fargo Advantage Disciplined Global Equity Fund	A
	B		A
	C		C
	I		Administrator
Evergreen Global Opportunities Fund	A	Wells Fargo Advantage Global Opportunities Fund	A
	B		B
	C		C
	I		Administrator
Evergreen Golden Core Opportunities Fund	A	Wells Fargo Advantage Small/Mid Cap Core Fund	A
	B		A
	C		C
	I		Administrator
Evergreen Golden Large Cap Core Fund	A	Wells Fargo Advantage Large Cap Core Fund	A
	B		A
	C		C
	I		Institutional
Evergreen Growth Fund	A	Wells Fargo Advantage Traditional Small Cap Growth Fund	A
	B		A
	C		A
	I		Institutional
Evergreen Health Care Fund	A	Wells Fargo Advantage Health Care Fund	A
	B		B
	C		C
	I		Administrator
Evergreen High Income Fund	A	Wells Fargo Advantage High Yield Bond Fund	A
	B		B
	C		C
	I		Administrator
Evergreen High Income Municipal Bond Fund	A	Wells Fargo Advantage Municipal Bond Fund	A
	B		B
	C		C
	I		Administrator
Evergreen Intermediate Municipal Bond Fund	A	Wells Fargo Advantage Intermediate Tax/AMT-Free Fund	A
	B		A
	C		C
	I		Administrator
	IS		A (load waived)
Evergreen International Bond Fund	A	Wells Fargo Advantage International Bond Fund	A
	B		B
	C		C
	I		Institutional
	IS		A (load waived)
Evergreen International Equity Fund	A	Wells Fargo Advantage International Core Fund[2]	A
	B		B
	C		C
	I		Institutional
	R		R
Evergreen Intrinsic Value Fund	A	Wells Fargo Advantage Intrinsic Value Fund	A
	B		B
	C		C
	I		Institutional
Evergreen Intrinsic World Equity Fund	A	Wells Fargo Advantage Intrinsic World Equity Fund	A
	B		A
	C		C
	I		Administrator
Evergreen Large Company Growth Fund	A	Wells Fargo Advantage Premier Large Company Growth Fund	A
	B		B
	C		C
	I		Institutional
Evergreen Mid Cap Growth Fund	A	Wells Fargo Advantage Mid Cap Growth Fund	A
	B		B
	C		C
	I		Institutional
Evergreen Municipal Bond Fund	A	Wells Fargo Advantage Municipal Bond Fund	A
	B		B
	C		C
	I		Institutional
Evergreen North Carolina Municipal Bond Fund	A	Wells Fargo Advantage North Carolina Tax-Free Fund	A
	B		A
	C		C
	I		Institutional
Evergreen Omega Fund	A	Wells Fargo Advantage Omega Growth Fund	A
	B		B
	C		C
	I		Administrator
	R		R
Evergreen Pennsylvania Municipal Bond Fund	A	Wells Fargo Advantage Pennsylvania Tax-Free Fund	A
	B		B
	C		C
	I		Institutional
Evergreen Precious Metals Fund	A	Wells Fargo Advantage Precious Metals Fund	A
	B		B
	C		C
	I		Institutional
Evergreen Short-Intermediate Municipal Bond Fund	A	Wells Fargo Advantage Short-Term Municipal Bond Fund	A
	B		A
	C		C
	I		A (load waived)
Evergreen Small Cap Value Fund	A	Wells Fargo Advantage Special Small Cap Value Fund	A
	B		B
	C		C
	I		Administrator
Evergreen Small-Mid Growth Fund	A	Wells Fargo Advantage Growth Opportunities Fund	A
	I		Institutional
Evergreen Special Values Fund	A	Wells Fargo Advantage Special Small Cap Value Fund	A
	B		B
	C		C
	I		Administrator
	R		A (load waived)
Evergreen Strategic Growth Fund	A	Wells Fargo Advantage Strategic Large Cap Growth Fund	A
	B		A
	C		C
	I		Institutional
	IS		A (load waived)
	R		R
Evergreen Strategic Municipal Bond Fund	A	Wells Fargo Advantage Strategic Municipal Bond Fund	A
	B		B
	C		C
	I		Administrator
Evergreen U.S. Government Fund	A	Wells Fargo Advantage Government Securities Fund	A
	B		B
	C		C
	I		Administrator
Evergreen Utility and Telecommunications Fund	A	Wells Fargo Advantage Utility and Telecommunications Fund	A
	B		B
	C		C
	I		Institutional

1. The Wells Fargo Advantage Mid Cap Disciplined Fund will be renamed the Wells Fargo Advantage Special Mid Cap Value Fund following the merger and is expected to make certain changes to its principal investments at that time.

2. The Wells Fargo Advantage International Core Fund will be renamed the Wells Fargo Advantage International Equity Fund following the merger and is expected to make certain changes to its principal investments at that time.

How do the expenses of each share class of the acquiring Funds compare to the target Funds?

In the majority of cases Fund expenses will be the same or lower. However, in some instances, current Evergreen shareholders in certain share classes will pay higher expenses than they do today. Complete information about acquiring Fund expenses can be found in the combined prospectus/proxy statements.

Additional Information About the Proposed Fund Family Integration

Where can I find detailed information about the mapping of share classes for all of the Funds in the proposed lineup?

A Wells Fargo Advantage Funds and Evergreen Funds Merger Conversion Tool is available on our Web sites. Please visit the following links:

Evergreen Investments Web site:

evergreeninvestments.com

Wells Fargo Advantage Funds Web site: wellsfargoadvantagefunds.com/wfweb/wf/home/integration_tool/wfaf.jsp

Wells Fargo Advantage Funds Institutional Cash Management Web site:

wellsfargoadvantagefunds.com/wfweb/wf/home/integration_tool/wfaf_icm.jsp

Will current shareholders of an acquiring Wells Fargo Advantage Fund receive a combined prospectus/proxy statement?

No. In cases where one or more Evergreen Fund and/or Wells Fargo Advantage Fund is merging or reorganizing into an existing Wells Fargo Advantage Fund, only the Evergreen Funds shareholders or target Wells Fargo Advantage Funds shareholders will receive a combined prospectus/proxy statement.

Following the reorganizations, mergers, and liquidations, how many Wells Fargo Advantage Funds will be offered?

If all of the proposed changes take effect, Wells Fargo Advantage Funds will have a combined total of 128 mutual funds, variable trust funds, and Wells Fargo Managed Account CoreBuilder® Shares.

Following the Fund mergers, what will be the Funds’ Web site address?

After the mergers and reorganizations are complete, all investors will use wellsfargo.com/advantagefunds as the primary Web site address. Until that time, Evergreen Funds investors may continue to visit evergreeninvestments.com. After the mergers and reorganizations, the Evergreen Investments site will redirect to wellsfargo.com/advantagefunds.

What about changes to mailing addresses and telephone numbers?

For now, it’s business as usual for shareholders. Investors will receive the same high level of service that they have always received. We will communicate, well in advance, any changes to our contact information.

This is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy.

Additional information and where to find it

In connection with the proposed transaction, the acquirer has filed a Prospectus/Proxy Statement with the Securities and Exchange Commission (SEC). All shareholders are advised to read this Prospectus/Proxy Statement in its entirety when it becomes available, because it will contain important information regarding the acquirer, the target, the transaction, the persons soliciting proxies in connection with the transaction, and the interests of these persons in the transaction and related matters. The target intends to mail the Prospectus/Proxy Statement to its shareholders once such Prospectus/Proxy Statement is declared effective by the SEC. Shareholders may obtain a free copy of the Prospectus/Proxy Statement when available and other documents filed by the acquirer with the SEC at the SEC’s Web site at http://www.sec.gov. Free copies of the Prospectus/Proxy Statement, once available, may be obtained by directing a request via mail, phone, or e-mail to acquirer, Wells Fargo Advantage Funds, P.O. Box 8266, Boston, MA, 02266-8266, 1-800-222-8222, www.wellsfargo.com/advantagefunds. Free copies of the Prospectus/Proxy Statement, once available, also may be obtained by directing a request via mail or fax to target, Evergreen Funds, 200 Berkeley Street, Boston, MA, 02116, 1-800-343-2898, www.evergreeninvestments.com. In addition to the Prospectus/Proxy Statement, the target and the acquirer file annual and semi-annual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by the target or the acquirer at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Filings made with the SEC by either the target or the acquirer are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Participants in the solicitation

The acquirer, the target and their respective directors, executive officers, and certain members of their management and other employees may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information concerning persons who may be considered participants in the solicitation of the target’s shareholders under the rules of the SEC will be set forth in the Prospectus/Proxy Statement filed by the acquirer with the SEC in April 2010.

Stock fund values fluctuate in response to the activities of individual companies and general market and economic conditions. Bond fund values fluctuate in response to the financial condition of individual issuers, general market and economic conditions, and changes in interest rates. In general, when interest rates rise, bond fund values fall and investors may lose principal value. Some funds, including nondiversified funds and funds investing in foreign investments, high-yield bonds, small and mid cap stocks, and/or more volatile segments of the economy, entail additional risk and may not be appropriate for all investors. Consult a Fund’s prospectus for additional information on these and other risks. A portion of a municipal fund’s income may be subject to federal, state, and/or local income taxes or the alternative minimum tax (AMT). Any capital gains distributions may be taxable. The U.S. government guarantee applies to certain of the underlying securities and not to shares of the Funds.

Carefully consider a fund’s investment objectives, risks, charges, and expenses before investing. For a current prospectus, containing this and other information, visit www.evergreeninvestments.com for Evergreen Funds and www.wellsfargo.com/advantagefunds for Wells Fargo Advantage Funds. Read the prospectus carefully before investing.

The Variable Trust Funds are generally available only through insurance company variable contracts.

CoreBuilder Shares are a series of investment options within the separately managed accounts advised or subadvised by Wells Fargo Funds Management, LLC. The shares are fee-waived mutual funds that enable certain separately managed account investors to achieve greater diversification than smaller managed accounts might otherwise achieve.

Wells Capital Management is a registered investment adviser and wholly owned subsidiary of Wells Fargo Bank, N.A.

Evergreen Investment Management Company, LLC, is a subsidiary of Wells Fargo & Company and is an affiliate of Wells Fargo & Company’s broker/dealer subsidiaries. Evergreen InvestmentsSM is a service mark of Evergreen Investment Management Company, LLC. Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Managed Account Services and Wells Fargo Advantage Funds. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the Funds. The Evergreen mutual funds and Wells Fargo Advantage Funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA/SIPC, an affiliate of Wells Fargo & Company. 121714 04-10

NOT FDIC INSURED * NO BANK GUARANTEE * MAY LOSE VALUE